ASIA ENTERTAINMENT & RESOURCES LTD.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

August 3, 2011

VIA EDGAR & TELECOPY
Max A. Webb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Asia Entertainment & Resources Ltd. (the “Company”)
Registration Statement on Form F-3
(File No. 333-166860) (the “Registration Statement”)

Dear Mr. Webb:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00PM on August 4, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours, ASIA ENTERTAINMENT & RESOURCES LTD.

By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer